UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nano-X Imaging Ltd.

(Name of Issuer)

Ordinary shares

(Title of Class of Securities)

M70700105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M70700105	13G	Page 2 of 7 pages

1	NAME OF REPORTING PERSON SK square Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,869,909
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,869,909
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,869,909 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of (a) 2,607,466 ordinary shares and (b) warrants to purchase 2,262,443 ordinary shares held by SK Square Americas, Inc. (“SK Square Americas”), a wholly owned subsidiary of SK square. Co., Ltd. (“SK square”). Pursuant to a spin-off (the “Spin-off”) of certain of the businesses of SK Telecom Co., Ltd. (“SKT”), which became effective on November 1, 2021, all of SKT’s ownership interest in SK Square Americas (which was then known as SK Telecom TMT Investment Corp. and a wholly-owned subsidiary of SKT immediately prior to the Spin-off) was transferred to SK square, which was newly established pursuant to the Spin-off. As a result of the Spin-off, all of SKT’s indirect beneficial interest in Nano-X Imaging Ltd. (the “Issuer”) immediately prior to the Spin-off that were held directly by SK Square Americas, was also transferred to SK square.

(2)

Based on the quotient obtained by dividing: (a) the aggregate number of shares beneficially owned by the SK square as set forth in Row 9 by (b) the sum of (i) 47,877,719 ordinary shares outstanding as of September 30, 2021, as disclosed in the Current Report on Form 6-K furnished by the Issuer to the United States Securities and Exchange Commission (“SEC”) on November 17, 2021 and (ii) warrants to purchase 2,262,443 ordinary shares beneficially owned by SK square.

CUSIP No. M70700105	13G	Page 3 of 7 pages

1	NAME OF REPORTING PERSON SK Square Americas, Inc. (formerly known as SK Telecom TMT Investment Corp.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,869,909
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,869,909
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,869,909 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of (a) 2,607,466 ordinary shares and (b) warrants to purchase 2,262,443 ordinary shares held by SK Square Americas, a wholly owned subsidiary of SK Square.
(2)

Based on the quotient obtained by dividing: (a) the aggregate number of shares held and beneficially owned by SK Square Americas as set forth in Row 9 by (b) the sum of (i) 47,877,719 ordinary shares outstanding as of September 30, 2021, as disclosed in the Current Report on Form 6-K furnished by the Issuer to the SEC on November 17, 2021 and (ii) warrants to purchase 2,262,443 ordinary shares held and beneficially owned by SK Square Americas.

CUSIP No. M70700105	13G	Page 4 of 7 pages

Item 1.

(a)	Name of Issuer:

Nano-X Imaging Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

Communications Center,

Neve Ilan, Israel 9085000

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by SK square Co., Ltd. (“SK square”) and SK Square Americas, Inc. (“SK Square Americas”) (each, a “Reporting Person”).

SK Square Americas is a wholly owned subsidiary of SK square. SK square may be deemed to have sole voting and dispositive power with respect to the shares held by SK Square Americas.

(b)	Address of Principal Business Office:

The address of the principal business office of SK square is 65, Eulji-ro, Jung-gu, Seoul, Korea.

The address of the principal business office of SK Square Americas is 75 Rockefeller Plaza Suite 18A, New York, NY 10019.

(c)	Citizenship:

SK square is a corporation incorporated under the laws of the Republic of Korea.

SK Square Americas is a Delaware corporation.

(d)	Title of Class of Securities:

Ordinary shares

(e)	CUSIP Number:

M70700105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

CUSIP No. M70700105	13G	Page 5 of 7 pages

(ii)	shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. M70700105	13G	Page 6 of 7 pages

LIST OF EXHIBITS

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement

CUSIP No. M70700105	13G	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

SK SQUARE CO., LTD.

By:	/s/ Joongsuk Oh
Name:	Joongsuk Oh
Title:	Vice President

SK SQUARE AMERICAS, INC.

By:	/s/ So Young Shin
Name:	So Young Shin
Title:	Chief Executive Officer